CONSENT

The undersigned hereby consents to the references to our firm in the form and context in which they appear in the Registration Statement on Form S-1 of Red Mountain Resources, Inc. (the “Registration Statement”). We hereby further consent to the inclusion in the Registration Statement of estimates of oil and gas reserves contained in our report “Estimated Reserves and Future Net Revenue as of June 1, 2011 Attributable to Interests Owned by Black Rock In Certain Properties Located in Texas” and to the inclusion of our report dated September 23, 2011 as an exhibit to the Registration Statement.

/s/ Forrest A. Garb & Associates, Inc.
FORREST A. GARB & ASSOCIATES, INC.

Dallas, Texas
December 2, 2011